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SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67540

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tripoint Global Equities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 Broadway, 26th Floor
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kris Goldbach (704) 783-6658
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PWR CPA, LLP
(Name – *if individual, state last, first, middle name*)

7600 Tidwell Road, Ste 501	Houston	TX	77040
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Elenowitz _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Tripoint Global Equities, LLC _____, as

of December 31 _____, 20 19 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature

CEO



Notary Public

KELLY EARLEY Title
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01EA6384339
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES 12-10-22

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIPOINT GLOBAL EQUITIES, LLC
FINANCIAL STATEMENT
DECEMBER 31, 2019

TRIPOINT GLOBAL EQUITIES, LLC
Table of Contents

PWR CPA

Certified Public Accountants

<u>**Report of Independent Registered Public Accounting Firm**</u>

To the Board of Directors
of TriPoint Global Equities, LLC
Gaithersburg, MD

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TriPoint Global Equities, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of TriPoint Global Equities, LLC as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to TriPoint Global Equities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PWR CPA, LLC

We have served as TriPoint Global Equities, LLC's auditor since 2020.

Houston, Texas
March 25, 2020

TRIPOINT GLOBAL EQUITIES, LLC
Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$	76,651
Securities owned, at fair value		92,092
Deposits with clearing organizations		10,821
Prepaid expenses and other current assets, net		89,249
Total current assets		268,813
Fixed assets, net		3,827
Total assets	$	272,640

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued liabilities	$	41,678
Total current liabilities		41,678
Total liabilities		41,678
Commitments and contingencies		
Member's equity		230,962
Total liabilities and member's equity	$	272,640

The accompanying notes are an integral part of the financial statements.

Note A – Organization and Nature of Business

TriPoint Global Equities, LLC (the "Company"), a Maryland limited liability company organized in November 2006, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company conducts business by providing corporate finance consulting that may from time to time include consultation regarding mergers and/or acquisitions. The Company received its FINRA approval for membership on May 21, 2007. The Company's sole member is TPF Holdings, LLC. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

Note B – Summary of Significant Accounting Policies

Statement Presentation

The Statement of Financial Condition is presented in accordance with industry standards.

Revenue and Expense Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts With Customers (Topic 606) which creates a single, principle-based model for revenue recognition and expands and improves disclosures about revenue. The new guidance was effective for the Company beginning January 1, 2019 and was adopted using a modified retrospective approach. The adoption of ASU 2014-09 did not have a material impact on the Company's revenue. The new revenue guidance does not apply to revenue associated with financial instruments, including the Company's warrants and securities that are accounted for under other US GAAP, and as a result, did not have an impact on the elements of the statements of operations most closely associated with financial instruments.

ASC 606 focuses on the transfer of control rather than the satisfaction of obligations prescribed by ASC 605. It's a principles-based framework that introduces more judgement into the revenue recognition process. Its core principles are focused on the nature of the promises in a contract.

The underlying principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that they expect to be entitled to in the exchange for goods and services provided. A five-step process has been designed for individual or pools of contracts to keep financial statement preparers focused on this principle. The steps include:

1. Identify the contract(s) with a customer
2. Identify the performance obligations in the contract(s)
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations in the contract(s)
5. Recognize revenue when or as the entity satisfies a performance obligation

The core principle of ASC 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Note B – Summary of Significant Accounting Policies (Continued)

The new revenue standard primarily impacts the following of the Company's revenue recognition and presentation accounting policies:

Investment Banking Revenues

Performance Obligations

Fees from mergers and acquisitions engagements are recognized at the point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction. Fees from private placements, secondary offerings and initial public offerings are recognized at the point in time that the funding is completed, as the performance obligation is to successfully broker the transaction. For placements and offerings with multiple closings, the fees are recognized at each closing as the performance obligation has been completed for that individual closing. For consulting engagements, the revenue is recognized based on the agreed upon monthly consulting fee. The work performed and accepted monthly creates a satisfaction of the performance and creates a separately identifiable performance obligation distinct from the remaining obligations on the contract.

Transaction price

A significant portion of the fees the Company receives for placement and M&A services are considered variable as they are contingent upon a future event and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone. Payment for advisory services is generally due promptly upon completion of a specified milestone or, for retainer fees, periodically over the course of the engagement. The Company recognizes a receivable between the date of completion of the milestone and payment by the customer. Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized at a point in time.

Investment Banking Underwriting and Advisory Expenses

Expenses have historically been recorded net of client reimbursements and/or netted against revenue. Under the new revenue standard, all investment banking expenses will be recognized within their respective expense category on the income statement and any expense reimbursements will be recognized as investment banking revenues (i.e., expenses are no longer recorded net of client reimbursements and are not netted against revenue).

Contract Balances

The timing of the Company's revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

Note B – Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

The Company considers its investments in financial instruments with original maturities of less than 90 days when issued to be cash equivalents. From time to time, the Company's bank deposits exceed the federally insured limits. No losses have been incurred by the Company relating to these deposits.

Deposits with Clearing Organizations

Deposits with clearing organizations represent cash deposited with central clearing agencies for the purpose of supporting clearing and settlement activities.

Securities

Investments in equity securities and securities warrants are stated at market value and transactions are recorded on the trade date. Changes in market value are recognized in the Company's statement of operations as mark to market adjustments.

Fair Value Measurements of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, as well as securities and securities warrants. The carrying amount of these financial instruments approximate fair value either due to length of maturity or interest rates that approximate prevailing market rates, unless otherwise disclosed in these financial statements.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note B – Summary of Significant Accounting Policies (Continued)

The Company uses Level 1 inputs to measure the fair value of its investments in active market securities. The Company uses Level 2 inputs to measure the fair value of its investments in its warrant and option securities using quoted prices for similar securities.

The following table details the fair value measurements within the three levels of hierarchy of the Company's financial instruments:

	Fair Value at December 31, 2018			
	Total	Level 1	Level 2	Level 3
Common Stocks	$ 92,092	$ 59,397	$ 32,695	$ -
Money Market	-	-	-	-
Warrants	-	-	-	-
Total Securities	$ 92,092	$ 59,397	$ 32,695	$ -

Fixed Assets

Fixed assets are carried at cost. Depreciation is computed using the straight-line method over estimated useful lives of three years.

Income Taxes

The Company is a limited liability company that has elected S corporation status for federal and state income taxes, whereby the members will include the Company's taxable income or loss in her individual income tax returns and, accordingly, the Company will not be required to include provision for income taxes. All income, deductions and credits are distributed directly to the two shareholders of the Company's sole member.

As a limited liability company that is treated as an S Corporation for Federal income tax purposes, the Company is subject to New York City General Corporation Tax attributable to its revenues apportioned to New York City. Management estimated the General Corporate Tax for the 2019 tax year will be approximately $3,000.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B – Summary of Significant Accounting Policies (Continued)

Subsequent Events

The Company has reviewed for subsequent events through March 25, 2020, the date these financial statements were available to be issued.

On March 13, 2020, the Company filed a Form BDW (the Uniform Request for Broker-Dealer Withdrawal) to terminate the Firm's registration with FINRA, all other self-regulatory organizations (SROs), the U.S. Securities and Exchange Commission (SEC) and all jurisdictions. The filing of termination is subject to approval by the SEC which is expected to be obtained within 60 days. Accordingly, the Company is no longer operating as a Broker Dealer

Note C – Marketable Securities

The Company has classified its investments in equity securities and warrant securities as securities owned, which are reported at fair value and defined as the last closing price for the listed securities. The changes in market value are recognized in the Company's statement of operations as mark to market adjustments. Included in these investments, are marketable securities that consist of publicly-traded equity securities that are available for sale. As of December 31, 2019, the Company had allowable marketable securities totaling approximately $59,397 consisting of common stock in publicly traded companies. In addition, the Company had non-allowable marketable securities of $32,695, consisting of common stock and warrants.

Note D – Net Capital Requirement

The Company is subject to the Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $88,509, $38,509 in excess of its minimum required capital of $50,000. The Company's net capital ratio was 0.47 to 1. On December 24, 2019, the Company requested change to its membership agreement that would result in a lower net capital requirement. This change is effective as of January 2, 2020 reducing the Company's minimum net capital requirement to $5,000.

Note E – Related Party Transactions

The Company shares office space with TriPoint Capital Advisors, LLC for which it is charged monthly. The owners of TPF Holdings (the parent of TriPoint Global Equities) are both members and shareholders of TriPoint Capital Advisors, LLC. For the year ended December 31, 2019, rental expenses amounted to approximately $192,000.

In 2018, the Company entered into a software license agreement with Horizon Globex to provide software to support our "BANQ® ATS" branded ATS security token platform, together with a smartphone mobile user application, which we are currently developing. In 2019, the Company entered into a Services Agreement with Horizon Globex. During 2019, the Company paid $16,500 to Horizon Globex under this agreement. The owners of TPF Holdings (the parent of TriPoint Global Equities) are both officers of Horizon Globex.

Note F - Concentrations

During 2019, the Company earned revenues from two customers totaling approximately $543,000 and $428,000 individually, representing approximately 43% and 34%, respectively, of the Company's gross revenue before its mark to market adjustment.

Note G – Commitments, Contingencies and Guarantees

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

In March 2019, the National Adjudicatory Council Review Subcommittee of the Office of Disciplinary Affairs approved the Firm's accepted Offer of Settlement from FINRA's Department of Enforcement who alleged that the Company failed to establish and implement a reasonable anti-money laundering program in violation of FINRA Rules 3310(A) and 2010. The complaint also alleged that the Company failed to comply with the registration requirements of Section 5 of the Securities Act of 1933 (the "Act") in connection with the re-sale of shares of two penny stock issuers that generated proceeds of approximately $73,500 (for the customer) and commissions of approximately $3,600 (for the Firm) and thereby violated FINRA Rule 2010. The complaint further alleged that the Company failed to establish and maintain a supervisory system reasonably designed to achieve compliance with the registration requirements of Section 5 of the Act for re-sales of restricted securities and thereby violated NASD Rule 3010(A) and FINRA Rules 3110(A) and 2010. Without admitting or denying the allegations in the complaint and solely for the purpose of settling the matter, whereby the Company agreed to a censure, a fine of $100,000, disgorgement of commissions of $34,001 and for a period of twelve (12) months following the date of the Notice of Acceptance of this Offer of Settlement, TriPoint is prohibited from directly or indirectly receiving, in any manner, any penny stock in any form, including but not limited to receipt in certificate form, receipt by Deposit Withdrawal At Custodian or by Depository Trust Corporation Free Receipt. The indirect receipt of securities includes securities received by TriPoint's clearing firm on behalf of TriPoint's customers or securities transferred from the clearing firm via any means. Excluded from this prohibition is any penny stock directly or indirectly received by TriPoint's customers as part of an offering in which TriPoint has acted as a selling agent or a member of a sales syndicate.

On November 7, 2019, we settled a FINRA arbitration matter from a customer who alleged unsuitable investment advice and misrepresentations arising from the Company acting as a placement agent for 875 Holdings and Advanced Entertainment. The Company believes that the Plaintiffs' allegations were wholly without merit. The Company made a determination to settle the arbitration based on the business judgment of management to avoid the costs of continued arbitrating the matter. The Company settled the arbitration without admitting or denying the allegations in the complaint and solely for the purpose of settling the matter, whereby the Company agreed to pay the customer a sum of $35,000 and 20,000 shares of SQID Technologies.

On November 8, 2019, the Company received a Wells Notice from the FINRA; however, it is too early to determine if the Company is liable, or even if FINRA will officially initiate a disciplinary action against the Company.

We currently are a defendant in two civil lawsuits, which were filed in the United States District Court Southern District of New York, arising from the Company acting as a placement agent for 875 Holdings and Advanced Entertainment. We reserve for costs related to contingencies when a loss is probable and the amount is reasonably estimable. As of this date, we do not estimate that a loss is probable and have not made a provision any contingent liability for the cases described above.